SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

February 21, 2013

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Ryanair Holdings, plc
Annual Report on Form 20-F for the year ended March 31, 2012
Filed July 31, 2012
File No. 000-29304

Dear Ms. Shenk:

Ryanair Holdings, plc (‘Ryanair’ or ‘the Company’) refers to the Staff's comment letter dated February 7, 2013, on the above referenced annual report on Form 20-F for the year ended March 31, 2012.

Set forth below are the responses of the Company to the Staff’s comments.  For your convenience, each comment is repeated below prior to the Company’s response.

We are submitting this letter through EDGAR under the label “corresp”, as well as providing this copy to the Staff via fax.

Form 20-F for the fiscal year ended March 31, 2012

Item 5. Operating and Financial Review and Prospects
Liquidity and Capital Resources

1
Please include a comparative analysis of the two earliest years presented in the statements of cash flows (e.g., between fiscal 2011 and 2010), particularly in regard to net cash inflows of operating activities, net cash flows of investing activities, net cash flows of investing activities and capital expenditure.

2
In regard to the comparative analysis for net cash flows of operating activities, please discuss the significant factors, quantified as appropriate, that caused the cash flow to vary between periods.  For example, we note that net cash flows of operating activities for fiscal 2012 increased over 29% compared to fiscal 2011, but there is no discussion that explains the increase.  Your analysis of the variance in operating cash flows should focus on the factors in terms of cash (i.e., that directly affect cash) and any associated underlying drivers of these factors.  In this regard, please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items on the balance sheet may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities.  For further guidance, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company acknowledges the Staff’s comment and in its future filings, the Company will include a comparative analysis and discussion of the net cash from operating activities, net cash (used in)/provided by investing activities and the net cash (used in)/provided by financing activities, for the two earliest years presented in the statement of cash flows, together with the analysis and discussion for the current year versus the prior year.

We advise the Staff supplementally that the €234.0 million, or 29%, increase in net cash flows from operating activities for fiscal year 2012 compared to fiscal 2011 was principally due to a number of factors including a €760.7 million increase in operating revenues, due to a combination of a 15.6% increase in average fares, a 5.2% increase in booked passengers and a 10.6% increase in ancillary revenues, partially offset by a €366.6 million, or 29.9%, increase in fuel and oil costs, due to the increase in the level of activity and increases in the average price of fuel, and a €167.6 million, or 10.2%, increase in non-fuel related operating expenses (excluding a €31.5 million, or 11.3%, increase in non-cash depreciation) due to the growth of the business.  In addition, movements in working capital, related principally to cash received in advance for flights, and receipt of other receivables and increases in other payables balances, generated €101.8 million in cash in 2012, compared with €86.5 million in 2011.  This increase in net cash generated from working capital of €15.3 million, or 17.7%, primarily related to an increase in cash receipts from advance bookings.

The €85.2 million, or 10%, reduction in net cash flows from operating activities for fiscal year 2011 compared to fiscal 2010 was principally due to a number of factors including a €641.4 million increase in operating revenues, due to a combination of a 12.3% increase in average fares, an 8.4% increase in booked passengers and a 20.8% increase in ancillary revenues, partially offset by a €333.1 million, or 37.2%, increase in fuel and oil costs, due to the increase in the level of activity and increases in the average price of fuel, and a €179.9 million, or 12.3%, increase in non-fuel related operating expenses (excluding a €42.3 million, or 18%, increase in non-cash depreciation)  due to the growth of the business. In addition, movements in working capital, related principally to cash received in advance for flights, and receipt of other receivables and increases in other payable balances, generated €86.5 million in cash in 2011, compared with €280.5 million in 2010.  This decrease in net cash generated from working capital of €194.0 million, or 69.2%, primarily related to a decrease in cash receipts from advance bookings, largely attributable to the timing of Easter.

We will comply with the Staff’s comment by including similar disclosures with respect to the comparative analysis for net cash flows from operating activities, to the extent applicable, in our next Form 20-F and future filings.

Notes of Consolidated Financial Statements
Revenues, page F-15

3.
We note your disclosure that during fiscal year 2012, changes in estimates related to the timing of revenue recognition for unused passenger tickets were made, resulting in increased revenue of €65.3 million.  Please provide us with a detailed description of the facts and circumstances that resulted in these changes in estimates.

Response:
We advise the Staff supplementally that, in accordance with industry practice, Ryanair recognises revenue from the sale of seats in the period in which the service is provided.  Passengers pay for this service in advance and amounts received are recorded as deferred revenue until such time as the passenger has flown, at which time the revenue is recognised.  Ryanair’s revenue is derived from its revenue accounting system which reports flown passenger numbers.  This system is regularly reconciled to its booking reservation system, hosted by Navitaire (a subsidiary of Accenture), to determine passengers who booked on a particular flight but who did not complete the flight (“no show” passengers).  Ryanair generally does not refund fares and is therefore entitled to recognise revenue for these no show passengers at the date the related flight has flown.  Historically, due to the complexity of the reconciliation process and the scale of the numbers involved (75.8 million passengers in fiscal 2012) it has taken a significant period of time to complete the reconciliation between the revenue accounting system to the passenger reservation system and, until recent system enhancements, the process was months in arrears.  This is typical in the airline industry.  Ryanair’s policy therefore was to recognise seat revenue and passenger taxes from no show passengers six months and eighteen months in arrears respectively to allow for the delay in the reconciliation process and for the possibility of having to refund passenger taxes but at all times to recognise twelve months of such revenue in each annual accounting period.

Ryanair, in conjunction with Navitaire, has deployed a number of system upgrades which have led to significant revenue accounting enhancements and improved management reporting.  This new information and greater experience was established over an approximate two year period, commencing initially in October 2009, with the requirement for all passengers to use internet check-in.  Other system enhancements have been on-going during the course of this approximate two year period.  These include web code (source date) and data mining tools implemented during the period summer 2009 to spring 2010, the automation of tax and VAT rate tables in our database in April 2010, expansion of our fee extraction programmes during fiscal 2011 and 2012 and automation of connected flight airport departure tax exemptions which occurred in June 2011.

In addition, we commenced building significant claims history following the April and May 2010 Icelandic volcanic ash cloud event, airport snow closures in December 2010 and January 2011 and repeated air traffic control strikes in fiscal 2011 which resulted in 14,000 Ryanair flights being cancelled, whereby we processed thousands of claims.  As a result of this experience and historic claims patterns it was evident that passengers generally did not make a refund claim outside of two months of the flight date.

There was no single enhancement or single experience event that resulted in a valid basis for making a change in estimate in an earlier period, rather it was the culmination of a  number of system enhancements over approximately the past two years, together with the significant improved experience and knowledge obtained about the timing of passenger claims due to the Icelandic volcanic ash cloud disruptions, that provided the confidence and basis for the revision of our estimates as at March 31, 2012.  Accordingly, as at March 31, 2012, based on, and as a result of, the enhanced reconciliation process, the timeliness of our revenue reconciliation process (which is now completed within two months of the period end date), the integrity of the underlying data and the experience obtained in respect of claims history, we determined that it was appropriate to revise our estimate relating to the timing of revenue recognition for unused passenger tickets and government taxes.

Therefore, at March 31, 2012, we recognised a one-time release of ticket sales revenue of €65.3 million, such that seat revenue and passenger taxes in respect of no show passengers are now released from unearned revenue and recognised in revenue after two months, rather that after six and eighteen months respectively.

Separately, we advise that in both our Operating and Financial Review and Prospects (Item 5 page 52) and Note 17 Analysis of operating revenues and segmental analysis  (page F-45) to our 2012 Form 20-F, we categorised this one-time release of revenue as an exceptional item, such that readers of the financial statements and investors could determine the nature of the one-time adjustment and exclude it from their analysis of our on-going core operating results and our underlying business performance. We also adopted this approach in our earnings release filed on Form 6-K on May 21, 2012, so that investors were fully aware that this was a one-time release and not recurring.

We advise the Staff supplementally, that other airlines have made similar one-time adjustments and categorised the adjustments as exceptional items.  For example British Airways’ 2008/09 Annual Report included the following exceptional item:

“During the current year, changes in estimates regarding the timing of revenue recognition primarily for unused flexible tickets were made, resulting in increased revenue in the current year of £109 million. During the prior year, changes in estimates regarding the timing of revenue recognition for unused restricted tickets were made, resulting in increased revenue in the prior year of £36 million.  Both of the above changes [in estimate] reflect more accurate and timely data obtained through the increased use of electronic tickets.”

We advise the Staff supplementally, that the Irish Auditing & Accounting Supervisory Authority, (“IAASA”), requested the same information in respect of this one-time release of ticket sales revenue, as part of their review of our Annual Report in respect of the year ended March 31, 2012 (made public in Ireland on July 31, 2012).   Following written correspondence on September 17 and October 4, 2012, (our response to the Staff’s comment, as set forth above, has been reproduced from our original IAASA response) and following a meeting with IAASA on December 7, 2012, IAASA confirmed in writing on December 18, 2012 that:

“having considered the directors’ response which sets out their rationale for the one-time release of ticket sales revenue, including
a)	the rationale for the change in estimate in 2012 (e.g. systems enhancements and claims history experience);
b)
the rationale as to why the item has been treated as a change in estimate rather than as a correction of a prior period error (including the relative scale of this item in each of the past five years);

c)	the reconciliation process underpinning the Group’s revenue recognition policy; and
d)	the disclosure provided in the [2012] annual financial statements and elsewhere in the [2012] annual report,
I have no further questions on this matter.”

Note 5. Derivative Financial Instruments, page F-21

4.	Please revise the first table on page F-24 to indicate whether the amounts are positive or negative adjustments to income.

Response:

In response to the Staff’s comment, we acknowledge that the amounts in the fiscal 2012 column of the first table on page F-24, erroneously included typographical errors in respect of the order of the signage for the (positive) versus negative adjustments to income related to amounts that were reclassified from other comprehensive income into the income statement, in respect of cash-flow hedges realised during the year.  Despite the typographical errors in the order of the signage in the 2012 column of this table, the amounts recognised and reported in the income statement correctly reflect the actual (positive) and negative adjustments which occurred during 2012.

For the avoidance of doubt, the amounts in brackets set forth in the table below represent positive adjustments to income; amounts without brackets represent negative adjustments to income. To illustrate, fuel and oil operating expenses in fiscal 2012 were €284.2 million lower as a result of positive adjustments (i.e. gains) made to the income statement for fuel commodity forward contracts that were in-the-money when the hedged transaction occurred, and this amount was reclassified from other comprehensive income.  In turn, finance expense in fiscal 2012 was €22.7 million higher as a result of negative adjustments (i.e. losses) made to the income statement for interest rate swaps that were out-of-the money when the hedged transaction occurred.

The Company will revise its 2012 comparatives, in its 2013 Form 20-F, to correct the order of signage in the table and will add clarification language to indicate whether the amounts are positive or negative adjustments to income, as follows:

Year ended March 31,
	2012	2011	2010
	€M	€M	€M
Commodity forward contracts
Reclassification adjustments for gains recognised in fuel and oil operating expenses, net of tax	(284.2)	(39.5)	(20.2)
Interest rate swaps
Reclassification adjustments for losses/(gains) recognised in finance expense, net of tax	22.7	21.2	(32.9)
Foreign currency forward contracts
Reclassification adjustments for losses recognised in fuel and oil operating expenses, net of tax	6.5	3.5	2.3
	(255.0)	(14.8)	(50.8)

*            *           *            *           *            *            *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need.

Yours sincerely,

Howard Millar
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 February, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary